

March 14, 2013

<u>Via E-mail</u>
Jodi K. Stevens
Chief Executive Officer
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 820
Denver, CO 80202

   Re: Forever Valuable Collectibles, Inc.
      Form 8-K
      Filed March 12, 2013
      File No. 0-53377

Dear Ms. Stevens:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please revise your disclosure in the first paragraph to clarify whether B&C resigned, declined to stand for re-election or was dismissed upon the closing of B&C and the actual date thereof. In addition, we note that B&C audited your financial statements as of and for the fiscal years ended December 31, 2011 and 2010. Please revise your disclosure in the last sentence to reflect that fact.

2. Please revise your disclosure in the first sentence of the second and third paragraphs to reference the audit of your financial statements as of and for the fiscal years ended December 31, 2011 and 2010. In addition, please confirm to us that there were no reportable events that should be disclosed in accordance with 304(a)(1)(iv) of Regulation S-K that occurred within the two most recent years and any subsequent interim periods preceding the resignation, declination or dismissal of B&C.

3. Please revise your disclosure in the third paragraph to disclose the date you actually engaged Borgers PC.

Item 9.01 Financial Statements and Exhibits

4. Please file an updated letter from B&C as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief